

June 23, 2009

Mr. John Melton
President, Chief Executive Officer and Director
Petroflow Energy Ltd.
Suite 970, 717 – 7th Avenue S.W.
Calgary, Alberta T2P 0Z3
Canada

> **Re: Petroflow Energy Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 28, 2009**
> **File No. 1-34100**

Dear Mr. Melton:

   We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

1.   It appears you do not meet the $75 million public float requirement for making filings on Form 40-F. Please advise or re-file on an eligible form. See General Instruction A(1)(iv) of Form 40-F.

Exhibit 99.1 Annual Information Form

Description of the Business of the Company

Intangible Properties, page 11

2.   You disclose that you have coined the term "Bubble Point Technology" to describe the physical process of recovering oil and gas production from your

operations in Oklahoma. Please modify your disclosure to define this term, or provide further discussion to describe this technology.

Exhibit 99.2 Management's Discussion and Analysis

Liquidity and Capital Resources, page 14

3.   We note from your disclosure that as of December 31, 2008 you have a working capital deficiency (excluding derivative contracts) of $26.2 million. We further note from your disclosure on page 24 of your Annual Information Form that you expect to spend approximately $49.4 million on development cost for your proved and probable reserves during 2009. Given the limited availability under your revolving credit facility, please describe for us any additional sources of capital available, and how you intend to fund these items during 2009. Explain how you considered providing similar disclosure in your MD&A.

4.   To help us understand your planned activities for 2009, tell us the following:

    • The amount of your initial and current budget for property acquisition, exploration and development for 2009;

    • The initial and current expected source of funds to complete the budgeted activities.

    • The impact on your financial position, results of operations or liquidity if any needed funds are not available to you.

    Explain to us how you considered providing similar disclosure in the MD&A accompanying your annual and interim financial statements.

5.   We note the reduction in your drilling activity. Explain to us how this reduction will affect any farm-in or similar obligations and any undeveloped leasehold expirations. Tell us the proved undeveloped reserve volumes whose development you have delayed beyond five years from booking due to the reduction in available capital. Tell us whether there are PUD reserve volumes that you have de-booked due to this reduction.

Exhibit 99.3 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 5. Property and Equipment, page 6

6.   On the top of page seven you explain that at December 31, 2008 you performed a
        ceiling test impairment in accordance with Canadian full cost accounting
        guidelines, and that no write-down was required. However, we note from page
        nine of management's discussion and analysis that you incurred a $1.0 million
        write-down of property and equipment in the second quarter of 2008 as a result of
        downward reserve adjustments in Canada only. Explain to us how the 2008
        impairment charge described in MD&A relates to the ceiling test results described
        in the notes to your financial statements.

Note 18. United States Accounting Principles and Reporting, page 21

Full Cost Accounting, page 23

7.   We note your discussion of the impairment tests recorded under Canadian and US
        GAAP as a result of the ceiling tests performed at December 31, 2008. Provide
        us copies of the December 31, 2008 ceiling test calculations under both Canadian
        and US GAAP.

Exhibits 99.6 and 99.7

8.   We note you have omitted required language regarding internal control over
        financial reporting. Amend to provide the exact certification found in General
        Instruction B(6)(a)(1) of Form 40-F.

Form 6-K filed May 27, 2009

Interim Financial Statements for the Quarterly Period Ended March 31, 2009

Notes to Consolidated Financial Statements, page 6

Note 7. Financial Instruments and Risk Management, page 12

Credit Risk, page 15

9.   We note the increase in the aging of your accounts receivable as of March 31,
        2009 as compared to December 31, 2008. Explain to us the reasons for this
        increase. As part of your response, tell us the amount of the Oklahoma severance
        tax rebate. Also, in view of the apparent deterioration in your accounts

Mr. John Melton
Petroflow Energy Ltd.
June 23, 2009
Page 4

receivable, explain your basis for concluding that the provision relating to doubtful accounts is adequate. Explain how you considered providing similar disclosure in the notes to your financial statements.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director